UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, DC 20549


	Under the Securities Exchange Act of 1934
	(Amendment No. 0)


	THE PITTSTON COMPANY
	(Name of Issuer)


	Common
	(Title of Class of Securities)


	725701205
	(CUSIP Number)



























1)	Name of Reporting Person		          	National Rural Electric Cooperative
	S.S. or I.R.S. Identification		       	Association
	No. of Above Person		                		53-0116145

2)	Check the Appropriate Box		         	N/A
	if a Member of a Group

3)	SEC Use Only

4)	Citizenship or Place of           			Arlington, VA
	Organization

	Number of	        				5)   Sole Voting Power	         675,880
	Shares
	Beneficially Owned				6)   Shared Voting Power	       0
	by Each Reporting
	Person With		      			7)   Sole Dispositive Power	    675,880

                							8)   Shared Dispositive Power   0

9)   	Aggregate Amount Bene-	         		675,880
	ficially Owned by Each
	Reporting Person

10)   	Check Box if the Aggregate		    	N/A
	Amount in Row (9) Excludes
	Certain Shares

11)  	Percent of Class Represented		   	8.9%
	by Amount in Row 9

12)	Type of Person Reporting		         	EP














Item 1 (a)	Name of Issuer

         		THE PITTSTON COMPANY

       (b)	Address of Issuer's Principal Executive Offices

         		The Pittston Company
         		100 First Stamford Place
         		P.O. Box 120070
         		Stamford, CT 06912-0070

Item 2 (a)	Name of Person Filing

         		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

         		4301 Wilson Blvd.
         		Arlington, VA 22203

       (c)	Citizenship

		Commonwealth of Virginia - National Rural Electric Cooperative Association

      	(d)	Title of Class of Securities

         		Common

      	(e)	CUSIP Number

         		725701205

Item 3		The person filing this statement pursuant to Rule 13d-1(b)
	            or 13d-2(b) is:

      		(f)    	Employee Benefit Plan, Pension Fund which is subject to the
		             	provisions of the Employee Retirement Income Security Act
			             of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)









Item 4		Ownership

		(a)   Amount Beneficially Owned			       	675,880

		(b)   Percent of Class		              				8.9%

		(c)   Number of Shares as to which
		       Such Person Has:

		       (i)   sole power to vote or to direct the vote	        	675,880
		      (ii)   shared power to vote or to direct the vote	      	0
		     (iii)   sole power to dispose or to direct the
	          		  disposition of				                               	675,880
		      (iv)   shared power to dispose or to direct the
         		    disposition of	                             			  	0

Item 5		Ownership of Five Percent or Less of a Class

      		Not Applicable

Item 6		Ownership of More than Five  Percent on Behalf of Another Person

      		Not Applicable

Item 7		Identification and Classification of the Subsidiary Which Acquired the
      		Security Being Reported on By the Parent Holding Company

      		Not Applicable

Item 8		Identification and Classification of Members of the Group

      		Not Applicable

Item 9		Notice of Dissolution of Group

      		Not Applicable









Item 10		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					       February 14, 1997
					         (Date)

            Peter R. Morris
              (Signature)

					       Peter R. Morris,   Executive Director/Investments
						        (Name and Title)